January 23, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:         Clancy Corp.

Registration Statement on Form S-1

Filed December 12, 2016

File No. 333-213698

Ladies and Gentlemen:

This letter sets forth the responses of Clancy Corp. (“Company”) to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of December 23, 2016.

General

1. We note that this amendment was filed only in marked form. Please ensure that your next amendment includes a clean copy, which is not marked to show changes, and a marked copy that does indicate the changes you have made.

Response. In accordance to our phone conversation with Sherry Haywood the clean version of Form S-1 was filed.

2. We note your response to comment two in our letter dated October 13, 2016. We note that in the fourth paragraph of your response to comment two, you state that you have revenues of $1,500. Your response appears inconsistent with the disclosures in your registration statement. For example, on pages 5, 10, and 22 you state that you have no revenues. On page 5, you state that you have $2,500 in revenues. Please reconcile these inconsistencies.

Response.  As of the date of our Financial Statement as of October 31, 2016 we had no revenues. As of the date of the filing of our S1/A1 we had $2,500 of revenues.

3. We note from your response to comment two of our letter dated October 13, 2016 that you have entered into a contract with Afrodita Co. to purchase the company’s soap products. Please revise your disclosures to include the material terms of your contract with Afrodita. Please file your agreement with Afrodita as an exhibit or tell us why you are not required to do so.

Response.  The agreement was filed.

Outside Front Cover page of the Registration Statement

4. We note your response to comment four in our letter dated October 13, 2016. It appears that you do not have the correct agent for service listed. Please revise to include the name, address and telephone number of your current agent for service.

Response: The information was added.

Front Cover Page of the Prospectus

5. We note your response to comment five in our letter dated October 13, 2016. Please move the entire last paragraph on page 2 beginning with “The information in this prospectus is not complete and may be amended. . . .” to the outside front cover page of the prospectus which is currently page 3.

Response: The paragraph was moved on page 3.

Prospectus Summary, page 5

Our Company, page 5

6. In the second and sixth paragraphs you disclose that as of October 31, 2016 you have no revenue and a net loss of $7,377. We note that as of the three months ended October 31, 2016, you had a net loss of $6,176. We also note that from your inception through October 31, 2016, you had net losses of $7,377. Please clarify your disclosures here, and on pages 22 and 30.

Response: From inception to July 31, 2016 we had net loss of $1,201. For the period from August 1, 2016 to October 31, 2016 we have generated net loss of $6,176. From the inception to October 31, 2016 we had total net loss of $7,377. As we had no revenue and increase in operating expenses, we had rise of net loss.

Risk Factors, page 9

7. We note your response to comment eight in our letter dated October 13, 2016. Please revise your risk factor “Because our principal assets are located outside of the United States…” on page 12 to address the difficulties with bringing an original action in a Cyprus court to enforce liabilities based upon the United States federal securities laws against Ms. Kologrim.

Response: The Registration Statement has been amended on page 12 to reflect the following changes:

“An investor’s legal remedy may be affected based upon where the investor purchases a security. Accordingly, an investor may not be able to bring an action against Ms. Kologrim pursuant to United States federal securities laws, if no equivalent remedy exists pursuant to the laws of Cyprus. For securities purchased in the United States, they may be foreclosed to certain legal remedies which are available to private plaintiffs in Cyprus courts. The costs and expenses of initiating and litigating an action in a foreign jurisdiction may be cost prohibitive for most investors. In addition, while the SEC’s law enforcement powers may lead to SEC action against Ms. Kologrim for any alleged wrongdoing or fraud, it may not lead to investors receiving funds to redress any losses which may be incurred.”

Plan of Distribution, page 20

8. We note your response to comment nine in our letter dated October 13, 2016 and your disclosure that you do not have “copies” of any materials that you intend to use to solicit investors. Please revise to clearly state whether or not you have any materials you intend to use to solicit investors or remove this disclosure.

Response: The disclosure was removed.

Description of Business, page 21

In General, page 22

9. Please disclose the term of your Lease Agreement.

Response: The terms were disclosed.

Initial Focus of Our Business, page 22

10. We note your response to comment 13 in our letter dated October 13, 2016. We note the disclosure in the last paragraph of this section that you have entered into supply “agreements” and disclosure in the “Initial Focus of Our Business” section that you plan to purchase your raw materials from Hodm Professionals Limited. The terms of the purchase agreement filed as Exhibit 10.3 with Hodm Professionals Limited cover purchases of machines and equipment not raw materials. Please revise this section and page 5 to clearly state whether you have any supply agreements and file your material agreements, if any. Also, please revise your disclosure to make it consistent with the terms of the Purchase Agreement filed as Exhibit 10.3.

Response: The disclosure was revised. In the exhibit to our Purchase agreement there is list of equipment and raw materials that were purchased from Hodm Professionals Limited.

Development, Production and Distribution, page 25

11. We note your response to comment 14 in our letter dated October 13, 2016. We note the disclosure of your website. Please revise to clarify whether you intend to incorporate this website and its contents into your prospectus.

Response: Our web page includes initial information about the Company and in the future we plan to hire website programmer to develop the Company’s existing site.

Employees and Employment Agreements, page 27

12. We note your response to comment 15 in our letter dated October 13, 2016 and disclosure that you have no employees. Please revise your disclosure in the “Significant Employees and Consultants” section on page 33 to clearly disclose, if true, that Ms. Kologrim is an independent contractor and not your employee.

Response: The disclosure was revised.

Financial Statements – July 31, 2016, page 37

Report of Independent Registered Public Accounting Firm, page 38

13. We note your responses to comments 22 and 23 in our letter dated October 13, 2016; however, it does not appear that the auditors’ report has been revised. Please have your auditor revise its report:

- to provide an explanatory paragraph expressing that there is substantial doubt about your ability to continue as a going concern. Refer to AU Section 341 for guidance;

- to revise the introduction and opinion paragraphs to specifically state that for the statements of operations, stockholders' equity, and cash flows, the period audited was from March 22, 2016 (date of inception) to July 31, 2016; and

- to remove the reference to consolidated financial statements since it appears that you have no subsidiaries.

Response: Auditor’s report was revised.

Financial Statements – October 31, 2016, page 47

Note 7 – Income Taxes, page 54

14. Your disclosure states that your valuation allowance at October 31, 2016 was approximately $2,508. In this regard, it appears to us that the bottom of your table on page 54 should show that your deferred tax assets, and the related offsetting valuation allowance, at October 31, 2016 and July 31, 2016 were $2,508 and $408, respectively. Please advise or revise your registration statement as appropriate.

Response: Our disclosure states, that the valuation allowance at October 31, 2016 was approximately $2,508, and the net change in valuation allowance during the three months ended October 31, 2016 was $2,100. Our table shows the data for the three months ended October 31, 2016 $2,100 and as of July 31, 2016 $408. $2,100 plus $408 shows $2,508 at October 31, 2016.

Note 8 – Subsequent Events, page 55

15. Please revise your disclosure to indicate the date through which subsequent events were evaluated as required by ASC 855-10-50-1a.

Response: The disclosure was revised.

Indemnification of Direction and Officers, page 57

16. We note your response to comment 21 of our letter dated October 31, 2016 that your bylaws and articles of incorporation do not include any provisions regarding indemnification. Your disclosures on page 57 are confusing. Please revise your disclosure to address any Nevada statutes relating to indemnification. Refer to Item 702 of Regulation S-K.

Response: The Registration Statement has been amended on page 57 to reflect the following:

While the Company's Bylaws and Articles of Incorporation do not include provisions with respect to indemnification for officers and directors, it is the Company’s intention that it shall, to the full extent permitted by the Nevada Revised Statute (“NRS”), indemnify all of directors and officers.

NRS 78.138 provides, that, unless a corporation’s articles of incorporation provide otherwise, a director or officer will not be individually liable for damages to the corporation or its stockholders or creditors as a result of any act or omission in his or her capacity as an officer or director unless it is proven that (a) the director’s or officer’s acts or omissions constituted a breach of his or her fiduciary duties, and (b) such breach involved intentional misconduct, fraud, or a knowing violation of the law.

NRS 78.7502 provides that a corporation may indemnify officers and directors, as well as, other employees and individuals against expenses including attorneys’ fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending or completed action, suit or proceeding, if said person (a) is not liable pursuant to NRS 78.138 or (b) acted in good faith and in a manner the officer or director reasonably believed was not against the best interest of the corporation and, if a criminal action or proceeding, had no reasonable cause to believe the conduct of the officer or director was unlawful.

NRS 78.7502 precludes indemnification by the corporation if the officer or director has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court determines that in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses. However, NRS 78.7502 does require a corporation to indemnify its officers and directors who are successful on the merits or otherwise in defense of any claim, issue or matter resulting from their service as a director or officer.

Signatures, page 59

17. We note that the registrant signed the registration statement on the “0th” day of December, 2016. Please ensure that your signature page is dated concurrent with the date you file your amendment.

Response: The date was revised.

Exhibit 23.1

18. We note your response to comment 28 in our letter dated October 13, 2016; however, it does not appear that the consent was revised. Please have your auditor revise its consent to include a statement acknowledging the reference to it as an expert in auditing and accounting as indicated on page 36. Refer to Rule 436 of Regulation C.

Response: Auditor’s consent was revised.

19. Please revise the second bullet of your consent to refer to the statements of operations, stockholders' equity, and cash flows for the period of March 22, 2016 (date of inception) to July 31, 2016.

Response: Auditor’s consent was revised.

Very Truly Yours,

Iryna Kologrym

President of Clancy Corp.